FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002, through July 26, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this repor to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: July 26, 2002

By:/s/ Vincenzo Covelli
Name: Vincenzo Covelli
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date:July 26, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated July 25, 2002 for the month of July 2002 through July 26, 2002:

1) Press release of July 25, 2002 regarding the results examined by the Board of Directors for the first half of 2002

2) Press release of July 25,2002 regarding the results of the first quarter of 2002 of Telecom Italia Domestic Wireline

TELECOM ITALIA

PRESS RELEASE

The Board of Directors examine the results for the first half of 2002

THE TELECOM ITALIA GROUP

Margins growth accelerates in the second quarter of 2002. The EBITDA is up by approximately 7.7% (+253 million Euros) on the first quarter figures and the gross operating income by approximately 11.2% (+195 million Euros).

PROFITABILITY GOES UP: DEBT COMES DOWN

- A Billion Euros in cash cost efficiency by the end of 2002
- Revenues: 14,988 million Euros (+1.7% as against the first half of 2001)
- EBITDA: 6,801 million Euros (+3.2% as against the first half of 2001)
- EBITDA/Revenues 45.4% (44.7% in the first half of 2001)
- Operating income 3,657 million Euros (+10.1% as against the first half of 2001)
- Operating income/Revenues 24.4% (22.5% in the first half of 2001)
- Net financial indebtedness falls to 21,106 million Euros (- 836 million Euros at 31st December 2001) in line with programme objectives
- Innovative decisions for Corporate Governance

TELECOM ITALIA SpA

- Revenues: 8,430 million Euros (-1.4% as against the first half of 2001)
- EBITDA: 3,747 million Euros (+1.2% as against the first half of 2001)
- Operating income: 2,090 million Euros (+3.6% as against the first half of 2001)
- Net financial indebtedness falls from 16,913 million Euros (as at 31st December 2001) to 16,826 million Euros as at 30th June 2002, discounting outlay for dividend payments worth 1,164 million Euros, net of encashed dividends

Milan, 25th July 2002 - Telecom Italia's Board of Directors met today under the Chairmanship of Marco Tronchetti Provera to examine the Group and Parent Company preliminary results for the half year ending 30th June 2002. These will not be subject to external auditing.

The Telecom Italia Group's results for the first half of 2002

The preliminary results for the first half of 2002 show growth when compared with the first half of 2001, mainly thanks to the improved results for the second quarter of 2002.
The main preliminary figures for the first half of the current year (compared with the same period for 2001) are as follows:

- **Consolidated revenues** of **14,988 million Euros,** with a growth of 254 million Euros (+1.7% as against the first half of 2001);

- **A Group EBITDA** amounting to **6,801 million Euros,** up by 210 million Euros (+3.2%) on the first half of 2001 and equalling 45.4% of revenues. During the second quarter of 2002, the EBITDA recorded a 7.7% increase as against the first quarter of 2002;

- **Operating income** amounting to **3,657 million Euros** and showing a 336 million Euro growth (+10.1%) as against the first half of 2001. **The Group's operating income** for the second quarter of 2002 is up by approximately **11.2%** on the figures for the first quarter of 2002 (**+20% as against the second quarter of 2001).**

- Showing a marked improvement **(- 836 million Euros)** on the end of last year (21,942 million Euros) and in line with programme objectives, **net consolidated debt** equals **21,106 million Euros,** including dividend payments (3,247 million Euros). Debt trends have been influenced by the continuation of the resignation programme and the related computation of transactions such as the **Bouygues Telecom, Lottomatica, Mobilkom Austria** assignments, the reorganisation of the **real estate sector** and the **stop-loss and 9 Telecom assignment** operation.

  After the half-year end, the Group reached an understanding for bringing forward the effects of the agreement announced last December regarding the assignment of **its share-holding in Auna.** The Telecom Italia Group will therefore bank a sum close to 1,805 million Euros on 1st August, to which a 193 million Euro reimbursement is to be added in relation to capital addition payments made to Auna up until 30th June 2002. The Group will achieve a **capital gain of approximately 1,100 million Euros** from the transaction **and therefore a positive impact on both income and debt.**

  The period after the half-year end also wound up the **sale of Telemaco (in which Telecom Italia had a 40% shareholding)** to Mirtus, a business indirectly controlled by the American real estate investment trust, Whitehall, which is promoted by the Goldman Sachs Group. The sale is worth approximately 1 billion Euros, with **proceeds** for the Telecom Italia Group forecast at **approximately 230 million Euros** and a **capital gain of 64 million Euros**. The transaction's closing is awaited at the end of July. Some subsequent price adjustments in favour of the three sellers are expected, depending on the financial position on such a date and the realisation value of some assets during the course of 2002.

The **costs reduction programme** has continued in the first half of this year. This will allow the "cash cost" reduction objective of roughly **1 billion Euros** to be achieved by the end of 2002.

Telecom Italia S.p.A.'s preliminary results for the first half of 2002

The Parent Company's preliminary **revenues** equal **8,430 million Euros** (-1.4%)

Amounting to **3,747 million Euros, EBITDA** records a 1.2% increase.

Telecom Italia S.p.A.'s **operating income of 2,090 million Euros** presents a 3.6% increase.

Net financial indebtedness comes down from **16,913 million Euros as at 31st December 2001 to 16,316 million Euros at 30th June 2002,** discounting outlay for the payment of dividends worth 1,164 million Euros, net of encashed dividends.

Results for the Business Unit, Domestic Wireline, during the first half of 2002

The preliminary results for the first half of 2002 are positive in comparison with the first half of 2001 and demonstrate an acceleration in the improvement trend.
The main preliminary figures for the first half of the current year (compared with the same period for 2001) are as follows:

- **Revenues: 8,399 million Euros (-0.98% as against the first half of 2001)**

- **EBITDA: 3,902 million Euros (+3.2% as against the first half of 2001)**
- **EBITDA/Revenues 46.5% (44.6% in the first half of 2001)**

- **Operating income 2,404 million Euros (+9.3% as against the first half of 2001)**
- **Operating income/Revenues 28.6% (25.9% in the first half of 2001)**

The Telecom Italia Group's final results for the half year will be submitted on 5th September to the Company's Board of Directors for their approval.

The Telecom Italia Group confirms that a growth in operating income at least in line with that in 2001 is expected for 2002. Such an indication is consistent with the communication made to the market on 14th February, i.e. an average annual compound EBITDA growth of 5-5.5% for the period 2002-2004.

§

Innovative decisions for Corporate Governance

Following its decision to reinforce its **Corporate Governance** rules by making them even more modern, efficient and in line with international best practices, Telecom Italia's Board of Directors has furthermore approved a **code of conduct** for carrying out operations (including intergroup ones) with **correlated parties,** principally managers and auditors.
Such a code of conduct is particularly aimed at guaranteeing real, procedural and substantial fairness and transparency in such matters whilst at the same time ensuring that the entire Board of Directors assumes full, joint responsibility for its decisions.

At the same time, internal rules have been formalised. These establish a special procedure both for gathering more detailed information regarding operations with correlated parties, those of greater economic, financial and proprietory significance as well as atypical or unusual ones and supplying such information to the Board of Auditors, **pursuant to art. 150 (1) of the T.U.F. (Unified Financial Code).**
The procedures referred to above can be found in the web-site www.telecomitalia.it from 31st July 2002.

§

Telecom Italia's Board of Directors has accepted the resignation of Dr. Paolo Maria Grandi and has co-opted Dr. Pietro Modiano, Vice-General Manager of Unicredito and Managing Director of Unicredito Banca Mobiliare, to take his place and remain in office until the next Shareholders' Meeting.
Telecom Italia expresses its heartfelt thanks to Dr. Paolo Maria Grandi for the contribution he has made during his period in office.

§

Attachment no. 1: Note on Telecom Italia Domestic Wireline

Communication & Media Relations: +3906.3688.2023/2066
www.telecomitalia.it/stampa

Investor Relations: +3906.36882560/2381
www.telecomitalia.it/investor

TELECOM ITALIA

ATTACHMENT N°1

PRESS NOTE

Domestic Wireline's new strategy bears its first fruits: a big acceleration in EBITDA growth , passing from +0.1% in the first quarter of 2002 (when compared with the first quarter of 2001) to +3.2% (+122 million Euros) in the first half of 2002. Gross operating income increases by 9.3% (+205 million Euros) as against the first half of 2001

TELECOM ITALIA DOMESTIC WIRELINE

- **Revenues: 8,399 million Euros (-0.98% as against the first half of 2001)**
- **EBITDA: 3,902 million Euros (+3.2% as against the first half of 2001)**
  - **EBITDA/Revenues 46.5% (44.6% in the first half of 2001)**
- **Operating income 2,404 million Euros (+9.3% as against the first half of 2001)**
  - **Operating income/Revenues 28.6% (25.9% in the first half of 2001)**

Milan, 25th July 2002 - The preliminary results for the first half of 2002 are decidedly positive in comparison with the first half of 2001 and demonstrate an acceleration in the improvement trend already highlighted last year.

The main preliminary figures for the first half of the current year (compared with the same period for 2001 and 2000) are as follows:

- **Revenues** amounting to **8,399 million Euros**, with a decrease of 82 million Euros (-0.98% as against the first half of 2001), whereas in the same period in 2001 a decrease of approximately 2.7% in comparison with the previous year (equal to approximately 238 million Euros) was recorded;
- **EBITDA** equal to **3,902 million Euros**, up by 122 million Euros (+3.2%) in comparison with the first half of 2001 and equalling 46.5% of revenues . During the same period in 2001, EBITDA increased by 1.9% in comparison with the previous year (+71 million Euros) vouching for 44.6% of revenues against 42.5% for the year 2000;
- **Operating income** is approximately **2,404 million Euros**, showing an increase of 205 million Euros (+9.3% in comparison with the first half of 2001) and equalling 28.6% of revenues in the first half of 2002 against 25.9% for the same period in the previous year and 22.7% for 2000.

Communication & Media Relations: +3906.3688.2023/2066

www.telecomitalia.it/stampa

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;
- Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;
- Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- Telecom Italia's ability to successfully achieve its debt reduction targets;
- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;
- SEAT's ability to successfully implement its internet strategy;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and
- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.

Certification of Periodic Financial Reports

I, Marco Tronchetti Provera, Chairman of Telecom Italia S.p.A., certify that:

To the best of my knowledge, the attached report of Telecom Italia S.p.A. on Form 6-K (the "Report"):

(1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Telecom Italia S.p.A. as of the dates and for the periods referred to in the Report.

This certification is being provided pursuant to section 1350 of chapter 63 of title 18 of the United States Code and is not to be deemed a part of the Report, nor is it to be deemed to be filed pursuant to the Exchange Act or to form a part of Telecom Italia S.p.A. public disclosure in the United States or otherwise.

By: [signature]

Name: Marco Tronchetti Provera
Date: 31.07.02

Certification of Periodic Financial Reports

I, Enrico Bondi, Chief Executive Officer of Telecom Italia S.p.A., certify that:

To the best of my knowledge, the attached report of Telecom Italia S.p.A. on Form 6-K (the "Report"):

(1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Telecom Italia S.p.A. as of the dates and for the periods referred to in the Report.

This certification is being provided pursuant to section 1350 of chapter 63 of title 18 of the United States Code and is not to be deemed a part of the Report, nor is it to be deemed to be filed pursuant to the Exchange Act or to form a part of Telecom Italia S.p.A. public disclosure in the United States or otherwise.

By: Enrico Bondi

Name: Enrico Bondi
Date: 31.07.02

Certification of Periodic Financial Reports

I, Carlo Orazio Buora, Chief Executive Officer of Telecom Italia S.p.A., certify that:

To the best of my knowledge, the attached report of Telecom Italia S.p.A. on Form 6-K (the "Report"):

(1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Telecom Italia S.p.A. as of the dates and for the periods referred to in the Report.

This certification is being provided pursuant to section 1350 of chapter 63 of title 18 of the United States Code and is not to be deemed a part of the Report, nor is it to be deemed to be filed pursuant to the Exchange Act or to form a part of Telecom Italia S.p.A. public disclosure in the United States or otherwise.

By: ____________________

Name: Carlo Orazio Buora
Date: 31.07.02

Certification of Periodic Financial Reports

I, Enrico Parazzini, Head of Finance, Administration and Control of Telecom Italia S.p.A., certify that:

To the best of my knowledge, the attached report of Telecom Italia S.p.A. on Form 6-K (the "Report"):

(1) fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Telecom Italia S.p.A. as of the dates and for the periods referred to in the Report.

This certification is being provided pursuant to section 1350 of chapter 63 of title 18 of the United States Code and is not to be deemed a part of the Report, nor is it to be deemed to be filed pursuant to the Exchange Act or to form a part of Telecom Italia S.p.A. public disclosure in the United States or otherwise.

By: ______________________

Name: Enrico Parazzini
Date: 31.07.02